MASTERWORKS

Launching Now | Mark Bradford ($2.38M | △ 35.6%)

MASTERWORKS

LAUNCHING NOW

MARK BRADFORD

35.6%

Annual Growth of Record Price[1]



As of May 25, 2023, several of Bradford's works which are similar in scale to this Painting have recently achieved prices in excess of $5 million at auction.

Historical Appreciation of Similar Works[2]



21.8% ▲
$7.0M
$5.3M
$3.5M
$1.8M
2013
2014
2015
2016
2017
2018
2019
2022

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Mark Bradford

Mark Bradford is one of the most important and influential American artists of the 21st century, best known for his large scale mixed media collage paintings.







- **As of May 16, 2023, the artist's top auction records are led by Helter Skelter I (2007), which sold for $11,979,850 at Phillips**
- **Bradford has been the subject of numerous museum exhibitions across the United States and internationally.**
- **His work is included in the permanent collections of prominent institutions, such as the Los Angeles County Museum of Art, the Museum of Modern Art in New York, the Tate Gallery in London, and the Walker Art Center in Minneapolis.**

Initial Price Offering is $2,387,000

More information on the Offering Circular can be found at sec.gov

1. A "record price" reflects the highest hammer price (excluding auction house buyer's premium) achieved at a public auction for any artwork by a particular artist. The art market considers the progression of record hammer prices to be an indication of an artist's market momentum and growth rate. Paintings by Mark Bradford have a record price compound annual growth rate ("CAGR") of 35.6% from November 13, 2008, to December 31, 2022. This calculation is based on (i) a record price of $140,000 on November 13, 2008, the earliest date that a painting by the artist was sold at public auction according to publicly available data and (ii) $10,361,400, the most recent record price as of December 31, 2022, the date that the Masterworks internal public sale database was last populated with artist market records. This analysis is based on public records as tracked by Masterworks and third-party data sources. Past record hammer price trends may not be indicative of future trends.

2. The chart captures the historical data for selected auctions sales transactions, which are similar to the Painting. The selected sales data is intended to provide an estimate of the historical appreciation rate of the Painting by looking at a set of similar works by the artist that have sold at public auction. The set of similar sales comprise paintings by Mark Bradford with the following criteria: works on canvas that measure between 32 inches by 32 inches and 72 inches by 72 inches, excluding examples that are monochrome red, examples that incorporate end papers, and examples that predominantly feature text. The data was sourced from publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate. Sale records that do not contain images may be excluded from the comparative set. Although the paintings in the described set have similar characteristics to the Painting, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data set forth below is useful in determining the value of the Painting and you are urged not to place undue reliance on such data. The art transaction data is not intended to indicate past or expected performance of any security. Similar sales may include transactions involving Masterworks acting as a buyer or seller. For the purposes of the table below, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date. The realized prices comprised by this set of transactions have increased at an estimated 21.8% CAGR implied from selected sales occurring from September 25, 2013 to October 2, 2019.